UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ThredUp Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

88556E102
(CUSIP Number)

Grace Jimenez c/o Park West Asset Management LLC 900 Larkspur Landing Circle, Suite 165 Larkspur, CA 94939 Telephone Number: (415) 524-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 88556E102
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Asset Management LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,084,617*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,084,617*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,084,617*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 4.9%*

14. Type of Reporting Person (See Instructions): IA

* See Item 5 for additional information.

CUSIP No. 88556E102
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Investors Master Fund, Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,084,617*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,084,617*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,084,617*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 4.9%*

14. Type of Reporting Person (See Instructions): CO

* See Item 5 for additional information.

CUSIP No. 88556E102
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Partners International, Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	843,435*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	843,435*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 843,435*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 3.8%*

14. Type of Reporting Person (See Instructions): CO

* See Item 5 for additional information.

CUSIP No. 88556E102
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Peter S. Park

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,084,617*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,084,617*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,084,617*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 4.9%*

14. Type of Reporting Person (See Instructions): IN

*See Item 5 for additional information.

CUSIP No. 88556E102

This Amendment No. 1 (the “Amendment”) to the Schedule 13D filed on April 6, 2021 (the “Original Schedule 13D”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company; (ii) PWIMF; (iii) PWPI and (iv) Peter S. Park, as controlling manager of PWAM (“Mr. Park” and, collectively with PWAM, PWIMF and PWPI, the “Reporting Persons”).

Except as set forth below, the Original Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the Original Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 5.	Interest in Securities of the Issuer.

(a) – (e)

Item 5 of the prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of the date of filing of this Schedule 13D, PWIMF held 455,301 shares of Class A common stock and 7,917,253 shares of the Issuer’s Class B common stock, and PWPI held 44,699 shares of Class A common stock and 798,736 shares of Class B common stock.

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) any transfer, whether or not for value, except for certain permitted transfers described in the Issuer’s amended and restated certificate of incorporation, or (ii), in the case of a stockholder who is a natural person, the death or incapacity of such stockholder. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to the aforementioned conversion rights and voting rights.

On September 17, 2021, the Reporting Persons and the Issuer entered into an agreement (the “Agreement”), whereby from the date of the Agreement, the PW Funds shall not have the right to convert any shares of Class B common stock to the extent that after giving effect to such conversion, the PW Funds (together with their affiliates) would beneficially own in excess of 4.9% of the number of shares of the Class A common stock outstanding immediately after giving effect to the conversion of the Class B common stock.

As a result of the foregoing, PWIMF, PWAM and Mr. Park may be deemed to beneficially own 1,084,617 shares of Class A common stock held in the aggregate by the PW Funds, for an aggregate beneficial ownership percentage of 4.9% of the shares of Class A common stock deemed issued and outstanding as of the filing date of this report, and PWPI may be deemed to beneficially own 843,435 shares of such Class A common stock for an aggregate beneficial ownership percentage of approximately 3.8% of the shares of Class A common stock deemed issued and outstanding as of the filing date of this report.

The Reporting Persons’ aggregate reported beneficial ownership percentages of the Class A common stock are calculated based on 21,550,421 shares of Class A common stock outstanding as of July 31, 2021, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 11, 2021.

Each of PWIMF, PWAM and Mr. Park has shared power to vote or direct the vote of 1,084,617 shares of Class A common stock outstanding or issuable upon conversion of Class B common stock.  Each of PWIMF, PWAM and Mr. Park has shared power to dispose or direct the disposition of 1,084,617 of such shares.

PWPI has shared power to vote or direct the vote of 843,435 shares of Class A common stock outstanding or issuable upon conversion of Class B common stock. PWPI has shared power to dispose or direct the disposition of 843,435 of such shares.

Each of PWAM and Mr. Park specifically disclaims beneficial ownership in the shares of Class A common stock reported herein except to the extent of their pecuniary interest therein.

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the Class A common stock, or securities convertible into, exercisable for or exchangeable for, shares of Class A common stock in the last 60 days.

As of September 17, 2021, the Reporting Persons no longer hold 5% or more of the outstanding shares of Class A common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the prior Schedule 13D is amended and supplemented by adding the information below: The information in Item 5 regarding the Agreement is incorporated by reference into this Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2021
(Date)

PARK WEST ASSET MANAGEMENT LLC
By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST PARTNERS INTERNATIONAL, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).